UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2026
Commission File Number: 001-38885
ORGANIGRAM GLOBAL INC.
(Translation of registrant’s name into English)

145 King Street West, Suite 1400
Toronto, Ontario ,Canada M5H 1J8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ ]           Form 40-F [ X ]

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report dated November 12, 2026
99.2	Arrangement Agreement dated November 2, 2026, by and between Aurora Cannabis Inc. and Organigram Global Inc.
99.3	Voting and Support Agreement dated November 2, 2026, by and between Aurora Cannabis and BT DE Investments Inc.
99.4	Form of Voting and Support Agreement entered into by Organigram Global Inc. and certain securityholders of Aurora Cannabis Inc.
99.5	Form of Voting and Support Agreement entered into by Aurora Cannabis Inc. and certain securityholders of Organigram Global Inc.
99.6	Subscription Agreement dated November 2, 2026, by and between BT DE Investments Inc. and Organigram Global Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORGANIGRAM GLOBAL INC.

/s/ Greg Guyatt
Greg Guyatt
Chief Financial Officer

Date: November 12, 2026